18305 Biscayne Blvd.
SUITE 200
JONATHAN D. LEINWAND, P.A.	AVENTURA, FL 33160
TEL: (954) 903-7856
FAX: (954) 252-4265

E-MAIL: JONATHAN@JDLPA.COM

September 6, 2024

US Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re: Medical Care Technologies Inc.

      Offering Statement on Form 1-A

      Filed August 9, 2024

      File No. 024-12484

Ladies and Gentlemen:

This letter is being submitted on behalf of Medical Care Technologies Inc. (the “Company”) in response to the comment letter, dated August 27, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Offering Statement on Form1-A filed on August 9, 2024 (the “Offering Statement”).

Offering Statement on Form 1-A

Risk Factors, page 11

1. Please revise to add a risk factor discussing the company's past record regarding not filing periodic reports in a timely fashion or being a delinquent filer and the associated risks for investors.

Response: The Offering Statement has been amended on page 15 to include the following risk factor:

“Risk of Delays in Filing Required Report

We have experienced delays in filing certain of our required reports with the Securities and Exchange Commission (SEC) or on OTC Markets in the past. Timely filing of these reports is crucial for maintaining compliance with SEC regulations and for ensuring the continued quotation of our securities. Failure to file these reports on time can result in a range of adverse consequences, including SEC enforcement actions, the imposition of fines and penalties, and a loss of investor confidence, which in turn could lead to a decline in the market value of our securities. Despite our efforts to improve our reporting processes and ensure timely filings in the future, there can be no assurance that we will not experience delays in filing our required reports. Such delays could have a material adverse effect on our business, financial condition, and results of operations, as well as on the trading price of our securities.”

Should you have any questions regarding the foregoing, please do not hesitate to contact Jonathan Leinwand at (954) 903-7856.

Very Truly Yours,
JONATHAN D. LEINWAND, P.A.

By:/s/ Jonathan Leinwand
Jonathan Leinwand, Esq.